SIMPSON THACHER & BARTLETT LLP

A LIMITED LIABILITY PARTNERSHIP

CITY POINT

ONE ROPEMAKER STREET

LONDON EC2Y 9HU

+44 (0)20 7275 6500

FACSIMILE: +44 (0)20 7275 6502

January 12, 2009

VIA EDGAR AND

HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720, Washington, D.C. 20549

Attn.: Mr. Paul Fischer, Staff Attorney

Re:	Invitel Holdings A/S

Registration Statement on Form F-4, File No. 333-155788

Filed on November 28, 2008

Ladies and Gentlemen:

On behalf of Invitel Holdings A/S (“Invitel Denmark” or the “Company”), we hereby submit for your review Amendment No. 1 to the above-referenced registration statement of the Company (“Amendment No. 1”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2008, pursuant to the Securities Act of 1933, as amended (the “Registration Statement”). An electronic version of Amendment No. 1 concurrently has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. We have enclosed four copies of Amendment No. 1 for use by the staff of the Commission (the “Staff”), which have been marked to show changes made to the Registration Statement.

In addition, we are providing the following responses to the comments contained in the comment letter of the Staff of the Commission to the Company, dated December 24, 2008, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted. Dollar amounts are presented in thousands unless stated otherwise. Capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Glossary of Business Terms, page ii

1.	Please revise to reduce to the greatest extent possible the size of your glossary, explaining highly technical terms whose meaning is not readily apparent the first time you use them within the context of your disclosure, consistent with the principles of plain English. Likewise, please move this section such that it appears after your prospectus summary. Refer to Item 501 of Regulation S-K.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by reducing the size of the glossary and moving the glossary so that it appears at the beginning of the discussion of the business of Hungarian Telephone and Cable Corp. (“HTCC”) on page 42.

Cautionary Statement concerning Forward-Looking Statements, page v

2.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes Invitel’s registration of securities on this Form F-4. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by deleting references to the Private Securities Litigation Reform Act throughout the Registration Statement.

Questions and Answers about the Reorganization, page 1

What are the benefits to the company of completing the reorganization, page 3

3.	Please elaborate and clarify your disclosure that you believe that reorganization will allow HTCC to take advantage of “[e]nhancement of the company’s structuring flexibility with respect to a potential sale of the company or asset dispositions.”

In response to the Staff’s comment, the description of the anticipated benefits of the reorganization has been revised to provide additional detail. Please see page 9.

4.	We note that you believe that reorganization will allow “the group”, including HTCC, to take advantage of “[s]implication and rationalization of the group’s tax position and increased efficiency.” Please elaborate on and specify what these benefits consist of for each member of the group, including but not limited to HTCC, TDC and any TDC subsidiaries or affiliates. For example, state whether HTCC, as a Danish company, will pay less Danish corporate taxes than the company currently pays in U.S. corporate taxes.

In response to the Staff’s comment, the description of the anticipated tax benefits of the reorganization has been revised to provide additional detail. Please see page 10.

When do you expect to complete the reorganization? page 5

5.	To the extent practicable, please revise to indicate when you intend to hold the special meeting of stockholders.

HTCC is in discussions with several financing sources to refinance its senior credit facilities agreement and its bridge loan agreement, and intends to seek waivers permitting the reorganization as part of the refinancings. HTCC cannot currently anticipate with certainty when these discussions will be finalized and documented in the form of written refinancing commitments. Therefore, HTCC does not currently consider it practicable to indicate a special meeting date in the Registration Statement.

Are HTTC Delaware stockholders entitled to appraisal rights? page 5

6.	Please revise to eliminate any redundancy between your “Q&A” and Summary sections. We note, for example, similar disclosure on page 13 regarding the absence of appraisal rights.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by deleting certain sections of the “Q&A” section that are described in the Summary section.

Prospectus Summary, page 7

7.	Please revise to include disclosure here, and within the body of your prospectus, to disclose and discuss those matters in which the interests of the majority shareholder may differ from those of the minority shareholders. We note risk factor disclosure on this page at page 36.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to include additional disclosure regarding the Company’s views in connection with potential differences in the interests of its prospective majority shareholder, TDC A/S, and minority shareholders. Please see pages 15 and 37.

8.	Please revise, as applicable, to disclose the merger’s effect on any stock and option plans and severance and employment agreements as they relate to your officers and directors.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by providing additional information regarding the merger’s effect on the HTCC’s existing stock plans and the employment arrangements of certain officers. Please see page 14.

Certain United States Federal Income Tax Consequences to Stockholders, page 12

9.	Where you discuss the tax aspects of the transaction please revise to clearly state, as applicable, that you have an opinion of counsel that the transaction will be tax free to shareholders and state that you filed this opinion as an exhibit to the registration statement/proxy.

In response to the Staff’s comment, the Registration Statement disclosure on page 11 has been revised to state that (i) in the opinion of Simpson Thacher & Bartlett LLP, HTCC Delaware stockholders who are United States persons and are not Danish residents should not recognize gain or loss when they exchange their shares of HTCC Delaware common stock solely for Invitel Denmark ADSs or Invitel Denmark ordinary shares, and (ii) an opinion confirming such opinion will be filed as an exhibit to the Registration Statement.

Recommendation of the Board of Directors, page 14

10.	Please revise here, and in the body of your prospectus at page 127, paragraph 3, to fully disclose and discuss the factors, both positive and negative, considered by the board in determining the advisability of the merger, such that they recommend HTTC shareholders vote in its favor.

In response to the Staff’s comment, these sections have been revised to include a description of the factors, positive and negative, considered by the board in connection with its decision to reorganize HTCC as a Danish corporation. Please see pages 14 and 129.

Risk Factors, page 18

11.	To the extent that the general risk factor disclosure you have included on pages 37 and 38 is duplicative or disclosure you have included elsewhere in this section, please revised to delete the repetition. To the extent that you believe disclosure included here is material, and not otherwise repeated, please revise to include separate comprehensive risk factor disclosure. We note, for example, “Our dependence on cash flow from our subsidiaries and certain restrictions on their ability to pay dividends by the parent company,” is not otherwise discussed under Risk Factors.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by removing certain disclosures that are described in other risk factors from the end of the Risk Factors section. We have also made changes to include certain additional risk factors. Please see pages 22 and 39.

12.	Please review your risk factor headings to ensure they reflect the risk you describe in the text. Many of your risk factor headings convey a statement of fact regarding your business, but do not convey the risk described in the body of the risk factor. For example, we note the heading. “We are subject to increased competition due to the liberalization of the telecommunications sector and other market factors,” on page 23, and, “The results of our operations and our financial condition could be affected by economic and political developments in Hungary and internationally,” on page 24. Please review and revised your headings to succinctly state the risks to you or your investors that will result from the factors or circumstances you discuss.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by amending certain risk factor headings. Please see pages 19 through 39.

13.	Instead of using generic phrases such as “material and adverse effect” to describe the risks’ effects, as you do, for example, in “Our failure to increase revenue in the Mass Market Internet market may adversely affect our business, results of operations and financial conditions,” on page 22, please use more concrete and descriptive language to explain how each risk could affect the company, its business or investors. For example, instead of saying that your “financial condition and results of operations could be materially and adversely affected” if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by providing additional specificity, where practicable, to certain risk factors. Please see page 19 through 39.

We may not benefit from the reorganization, page 19

14.	Please revise to briefly describe the anticipated benefits associated with the proposed reorganization, as well as to describe with specificity the “many factors” that could affect the outcome of the reorganization.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by including a reference to the section describing the “Background and Reasons for the Reorganization” on page 9, as well as describing the factors which the Company believes may negatively affect the anticipated benefits of the reorganization. Please see page 20.

Invitel Denmark will be a “foreign private issuer…….”, page 20

15.	Please consider relocating the information contained under this caption elsewhere in the registration statement. We do not believe it to be appropriate to characterize the Federal securities laws as they apply to foreign private issues as creating a risk for investors.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by relocating this information to the section entitled “The Reorganization”. Please see page 136.

We have experienced substantial net losses and may need additional liquidity in the foreseeable future…. page 21

16.	Please revise paragraph one to quantify the substantial net losses you have experienced during the nine months ended September 30, 2008.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to quantify net losses incurred during the nine months ended September 30, 2008. Please see page 22.

The results of our operations and our financial condition could be affected by economic and political developments in Hungary and internationally, page 24

17.	Please revised, as appropriate, to state whether developments associated with the deterioration of both global and regional economies have in fact had a material effect on your business, operating results and financial condition. In respect, please specify the tax increases introduced as part of Hungary’s austerity measures and any known affect on a reduction in the demand of your services.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to include additional detail regarding the effect of global and regional economic conditions on HTCC’s business. Please see page 25.

Our operations require substantial capital expenditures, page 26

18.	Please revise to quantify the historical percentage of cash expended to maintain, upgrade and enhance your network facilities and operations.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to include additional information regarding network cash expenditure. Please see pages 27 and 116.

A significant amount of revenue from our wholesale segment is expected to be earned from a single customer, page 26

19.	Please revise to indicate, to the extent estimable, the percentage of your wholesale business likely attributable to the Vodafone agreement.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to include the approximate percentage of HTCC’s wholesale business attributable to Vodafone. Please see page 27.

We cannot assure you that any of these strategies could be affected on favorable terms or at all, page 31

20.	Please revise to clarify the reference to “these strategies”, as the reference is currently somewhat ambiguous.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by clarifying this ambiguity. Please see page 32.

We are subject to risks resulting from fluctuations in interest rates, page 32

21.	Please revise the risk factor heading to specify what risks you will be subject to as a result of fluctuating interest rates.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by adding more specificity in relation to interest rate risk. Please see page 33.

We have a majority shareholder whose interests may be different from the minority shareholders with respect to some matters, page 36

22.	Please state any known TDC interests, in the current transaction or otherwise, which may be different from the minority shareholders.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to include additional disclosure regarding the Company’s views in connection with potential differences in the interests of its prospective majority shareholder, TDC A/S, and minority shareholders. Please see pages 15 and 37.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 86

Overview, page 86

23.	We note that you have suffered increasing net losses since 2007, yet there is no discussion in your overview or result of operations that discusses your history of net losses. In this regard we note your acquisition costs and related increases in interest expense, and that you intend on continuing to pursue growth by acquisitions, as indicated in the final paragraph of your overview on page 87. Revise here and in your results of operations to discuss the reasons behind your increasing net losses, whether you expect them to decrease in the future, and if so, why.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to include additional historical information regarding HTCC’s net income/loss. Please see pages 89 and 102.

The Reorganization, page 126

Credit Facilities, page 131

24.	Please update the penultimate paragraph, as appropriate, to reflect the status of the discussions regarding your senior credit facilities and bridge loan agreements.

In response to the Staff’s comment, this section will be revised to reflect any material changes in the status of discussions regarding HTCC’s senior credit facilities agreement and bridge loan agreement as and when such material changes occur.

Certain Income Tax Consequences of the Reorganization, page 133

25.	Please revise your heading to clarify that your discussion here constitutes a discussion of all material Federal income tax consequences of the reorganization. Please similarly revise the heading found on the top of page 12 in your Summary section.

In response to the Staff’s comment, the Registration Statement has been amended to revise the headings on pages 11 and 137 to clarify that the discussion constitutes a discussion of the material Federal income tax consequences of the reorganization.

26.	It is unclear whether the tax discussion section is counsel’s opinion. If it is, and you intend to file a short-form opinion as an exhibit to the registration statement, please take into consideration the following guidelines on the filing of short-form tax opinions:

•	Counsel must present its full opinion in this section of the document.

•

In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel’s opinion. There should be no references to the discussion being a general discussion or of general applicability.

•	Clearly identify upon what counsel is opining. In this regard, counsel must opine on each material tax consequence.

•

Counsel must file short-form opinions as exhibits to the registration statement. In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion is set forth in that section of the document. Counsel also must consent to being named in the tax discussion section and the legal matters sections. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

Alternatively, advise us whether you intend to obtain and file a long-form tax opinion.

In response to the Staff’s comment, (i) the Registration Statement disclosure has been revised to state at the beginning of the United States tax disclosure that except as otherwise specifically noted, the discussion of United States federal income tax consequences, to the extent it states matters of law or legal conclusions, constitutes the opinion of Simpson Thacher & Bartlett LLP, and a short-form opinion confirming such opinion will be filed as an exhibit to the registration statement, (ii) the Registration Statement disclosure has been revised to state on page 142 that because PFIC status is a factual determination for each taxable year that cannot be made until after the close of the taxable year, Simpson Thacher & Bartlett LLP expresses no opinion with respect to the Company’s PFIC status and also expresses no opinion with respect to the Company’s expectations contained in this paragraph, (iii) the term “generally” has been deleted where appropriate, and (iv) the Registration Statement disclosure has been revised to state at the beginning of the Danish and Hungarian tax disclosures that the discussion constitutes the opinion of Kromann Reumert and Réczicza White & Case LLP, respectively. Please see pages 137 through 144. Drafts of the short-form opinions are included with this letter for review by the Staff.

Financial Statements

Hungarian Telephone and Cable Corp

Statements of Operations, page F-6

27.	It appears that your presentation of cost of sales excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue. If this is true, the statement of operations inappropriately presents a measure of gross margin that excludes depreciation. Please describe for us the nature and amount of each significant component of depreciation and amortization expense. Tell us how you considered the guidance in SAB Topic 11:B.

All depreciation and amortization expenses are contained within the Depreciation and Amortization line item. Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $62.0 million, $23.2 million and $21.3 million, respectively. Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $17.0 million, $2.9 million and $2.7 million, respectively.

Beginning with its quarterly report on Form 10-Q for the quarter ended September 30, 2008, HTCC revised the line item regarding Cost of Sales to indicate that the Cost of Sales amount excludes depreciation. HTCC will not include the Gross Margin line item that indicates gross margin before depreciation in future statements of operations. However, HTCC respectfully suggests to leave the existing disclosure in financial statements that have previously been filed with the SEC unchanged.

Memorex Telex Communications, page F-88

Financial Statements

28.	Disclose why you have presented financial statements for the nine months ended December 31, 2007, instead of including audited financial statements for the fiscal year. Tell us how you applied the guidance in Rule 3-05 of Regulation S-X in determining the appropriate periods to include in the registration statement.

HTCC analyzed the acquisition of Memorex Telex Communications AG (the “Memorex Acquisition”) under the three “significant subsidiary” tests (investment, asset and income) in accordance with Rules 3-05 and 1-02(w) of Regulation S-X. Only the asset test exceeded 20% (at approximately 22%). Therefore, HTCC concluded in accordance with Rule 3-05(b)(2)(ii) that only the financial statements for the most recent fiscal year were required to be filed.

The Memorex Acquisition was completed on March 5, 2008. Memorex Telex Communications AG’s fiscal year ended on March 31, 2008. HTCC therefore determined that it would provide audited financial statements for the nine-month period ended December 31, 2007, rather than the full year, as permitted in accordance with Rule 3-06 of Regulation S-X. The Company has included a clarification to this effect on page F-92.

Pro Forma Financial Statements, page F-121

29.	Please revise the introductory paragraph to the pro forma information at page F-121 to clarify that the pro forma presentation also reflects the acquisition of Matel Holdings, “the Invitel Acquisition”, and Tele2 Hungary as disclosed in the notes to the pro forma at page F-128.

In response to the Staff’s comment, the Registration Statement disclosure has been revised. Please see page F-121.

F-125 (2) Purchase Price Allocation

30.	Disclose why the purchase price allocation is preliminary and describe any information needed to finalize the allocation. Identify any significant liabilities and tangible and intangible assets likely to be recognized and describe any uncertainties regarding the effects of amortization periods assigned to assets. Disclose whether you expect the final allocation to be materially different. If materially different results might occur, include additional pro forma presentations that give effect to the range of possible results.

HTCC expects the final purchase price allocation (“PPA”) to be finalized prior to the filing with the Commission of its audited financial statements for the year ended December 31, 2008. No further information is needed to finalize the PPA other than the finalization of its valuation report on the acquisition and HTCC is not aware of any material uncertainties regarding the effect of amortization periods. HTCC has advised us that the final PPA is not expected to be significantly different from the preliminary PPA that is included in the Registration Statement.

HTCC does not expect to recognize any new assets or liabilities in the final PPA which have not already been recognized in the preliminary PPA that is included in the Registration Statement. HTCC has made some minor changes to certain estimates of the amounts included in the preliminary PPA as previously filed on Form 8K/A. These changes relate to the classification of indefeasible rights to use (“IRU”) swap contracts fair values for which the counterparty is the same and payments can be offset and other minor changes in certain estimates. Please see page F-124 and following.

31.	Disclose the nature of the $93,286 of intangible assets recorded in the preliminary purchase price allocation. Also disclose the amortization periods you used for each significant intangible asset.

In response to the Staff’s comment, an additional table has been inserted in the Registration Statement that sets forth the total amount of intangible assets and the related useful lives for amortization. Please see page F-124.

(3) Pro Forma Adjustments, page F-125

Balance Sheet

32.	Revise the pro forma balance sheet to present each adjustment in a self-balancing format on the face of statement or in the notes to the pro forma information.

HTCC has removed the pro forma balance sheet and related pro forma adjustments from the Registration Statement as such information is not required by Rule 11 of Regulation S-X.

33.	Please refer to pro forma adjustment (c). We note that you allocated $93,286 of the purchase price to intangible assets in note 2 to the pro forma. This amount does not appear to reconcile to the pro forma which shows a pro forma adjustment of $26,044 added to $43,032 of intangibles in the pro forma column for Memorex.

HTCC has removed the pro forma balance sheet and related pro forma adjustments from the Registration Statement as such information is not required by Rule 11 of Regulation S-X.

34.	Please disclose why pro forma adjustment (f) for the accrual of expected severance costs is reflected as a reduction of liabilities on the pro forma balance sheet.

HTCC has removed the pro forma balance sheet and related pro forma adjustments from the Registration Statement as such information is not required by Rule 11 of Regulation S-X.

Statements of operations, page F-123

35.	Refer to pro forma adjustment (k). Please disclose why the elimination of the escrow receivable impacts the pro forma income statement.

The wording of footnote (k) was incorrect. Consequently, footnote (a), previously footnote (k), has been amended to clarify that the adjustment reflects the elimination of intercompany transactions between HTCC and Memorex. Please see page F-125.

36.	Refer to pro forma adjustment (l). Please revise the disclosure of the adjustment to interest expense to show how it reconciles to the adjustment of $10,444 on the statement of operations.

The pro forma adjustment to interest expense in the income statement has changed from $10,444 to $10,734 in the Registration Statement due to the detection of a minor clerical error. The calculation of interest expense has been included in the Registration Statement. Please see page F-125.

37.	Disclose the information you used to determine the “assumed” interest rates for each of the items discussed at page F-127. If the actual interest rates may be different, disclose the impact of a 1/8 percent variance in the rates.

HTCC has advised us that the “assumed” interest rates are the same as the weighted average actual interest rates for the periods presented. For this reason, there is no difference between the assumed and the actual interest rates. The Registration Statement has been amended to clarify this and to include the disclosure of the impact of a 1/8 percent variance in the rates. Please see pages F-125 and F-126.

38.	Disclose the amounts of hedging costs included in the adjustment of interest expense at page F-127 and explain how you estimated these amounts.

HTCC has advised us that the adjustment to interest expense as described in the relevant footnote was incorrect because the interest expense amount presented in the Registration Statement did not include the impact of hedging. The error has been corrected in the Registration Statement.

Reconciliation of pro forma income statement of HTCC, page F-128

39.	Disclose the reasons for the reclassification of expenses between costs of sales and selling, general and administrative expenses in note b) at page F-128 and note c) at page F-129.

HTCC has advised us that the reclassification of expenses between cost of sales and selling, general and administrative expenses was recorded in error. The Registration Statement has been amended to remove this reclassification.

40.	Please disclose why believe the annualization of the operating results of Memorex is representative of its historical operating results for a 12 month period. Tell us how this presentation complies with the guidance for pro forma presentations in Article 11 of Regulation S-X. Disclose why you have not presented audited results of operations of Memorex for the year ended December 31, 2007.

The fiscal year of Memorex, which was acquired by HTCC on March 5, 2008, ended on March 31, 2008. This is the reason why the audited financial statements of Memorex were not presented for the year ended December 31, 2007, but, instead, for the nine-month period ended December 31, 2007, as permitted by Rule 3-06 of Regulation S-X.

There are no material differences between the historic results of Memorex for the three month period ended March 31, 2007 (unaudited), as adjusted for recurring IFRS issues identified by HTCC during its due diligence review of Memorex, and the calculated annualized amounts presented in the financial statements for the nine-month period ended December 31, 2007. A note to this effect has been added on page F-129.

41.	Revise the disclosure of pro forma adjustment (k) at page F-126 to explain how you calculated the adjustments to inter-company revenues and costs of sales to ensure that the adjustment is consistent with the presentation of annualized results of Memorex.

In response to the Staff’s comment, the Registration Statement disclosure has been revised so that the relevant footnote includes how the inter-company eliminations were calculated. Please see page F-125.

Reconciliation of pro forma balance sheet of Memorex, page F-130

42.	Disclose the exchange rates you used to translate the balance sheet and income statements of Memorex to US Dollars and how determined the appropriate rates.

In response to the Staff’s comment, the Registration Statement disclosure has been amended to include the foreign exchange rates that were used to translate the income statement of Memorex to US dollars. Please see page F-129. HTCC has removed the pro forma balance sheet and related pro forma adjustments from the Registration Statement as such information is not required by Rule 11 of Regulation S-X

43.	Revise the disclosure of adjustment (a) at page F-131 to explain in more detail the basis for reversing the impairment charge under US GAAP.

HTCC has removed the pro forma balance sheet and related pro forma adjustments from the Registration Statement as such information is not required by Rule 11 of Regulation S-X

Other Financial Statements

44.	We note the disclosure of the acquisition of Matel Holdings, “the Invitel Acquisition”, on April 27, 2007 in Note 2 to the financial statements of Hungarian Telephone and Cable Corp at page F-23. It appears that this transaction meets the definition of a significant business acquisition at a level in excess of 100% based on the purchase price. Tell us how you evaluated the guidance in Rule 3-05(b) (4) of Regulation S-X to continue to include audited results of operations of Invitel for periods prior to the purchase date in your filings.

In response to the Staff’s comment, the audited financial statements of Matel Holdings N.V. for the years ended December 31, 2006 and 2005 have been included in the revised Registration Statement, beginning on page F-131. Matel Holdings N.V. did not present statements of income, cash flows or changes in shareholders’ equity for the year ended December 31, 2004. Pursuant to its Release no. 33-8567 of May 20, 2005, the SEC allowed foreign private issuers to present two rather than three years of statements of income, cash flows and changes in shareholders’ equity in their filing on Form 20-F with respect to their first year of adopting IFRS. The release confirmed that this accommodation extended to the financial statements of entities prepared under Rule 3-05 of Regulation S-X, provided that such entities meet the definition of foreign business in Rule 1.02(l). HTCC has advised us that Matel Holdings N.V. was a foreign business and was a first time adopter of IFRS in its 2006 financial statements and therefore only presented two years of statements of income, cash flows and changes in shareholders’ equity.

Part II, Information Not Required in Prospectus

Item 21., Exhibits

45.	Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal and tax opinions with your next amendment, please provide drafts of the opinions for us to review.

We have attached to this letter for your review draft legal opinions of Simpson Thacher & Bartlett LLP, U.S. counsel, Kromann Reumert, the Company’s Danish counsel, and Réczicza White and Case LLP, Hungarian counsel.

We have included the following annexes and exhibits with our filing on Form F-4/A:

•	Annex B – Form of Articles of Association of Invitel Holdings A/S

•	Exhibit 99.1 – Form of Proxy Card

Final versions of the aforementioned legal opinions, as well as any other required exhibits, will be filed with one or more subsequent amendments of the Registration Statement.

Signatures

46.	Please revise to include the signature of your authorized representative in the United States. Please refer to Instruction 1 to Signatures, Form F-4.

We note the Staff’s comment and have revised the Registration Statement to include a signature block for our authorized representative in the United States.

Please note that we have included certain changes to the Registration Statement other than those in response to the Staff’s comments.

We acknowledge your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

Please call Mike Wolfson (011-44-207-275-6580) or Bart Gombert (011-44-207-275-6105) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

KROMANN REUMERT LAW FIRM

SUNDKROGSGADE 5
DK-2100 COPENHAGEN Ø
DENMARK
Draft 09/01/2009	TEL +45 70 12 12 11
Invitel Holdings A/S	FAX +45 70 12 13 11
Teglholmsgade 1
2450 København SV

NOT RELEASED - SUBJECT TO REVIEW	CL@KROMANNREUMERT.COM
WWW.KROMANNREUMERT.COM

[ ] 2009
189253 CL/jbu
Doc no: 1700486-10

Dear Sirs,

INVITEL HOLDINGS A/S

We have acted as Danish legal counsel for Invitel Holdings A/S, company registration no. (CVR) 31 58 62 24, a company organized and existing under the laws of Denmark (the “Company”), in connection with a reorganization of HUNGARIAN TELEPHONE AND CABLE CORP., a Delaware corporation (“HTCC Delaware”), as described in the Registration Statement (as defined below).

The Company has a share capital of EUR [*] divided into [*] shares of EUR 0.01 each (the “Shares”). In connection with the reorganization, the Company will receive a contribution of all assets and all liabilities (the “Assets and Liabilities”) of HTCC Delaware in exchange for newly issued shares of the Company (the “New Shares”) pursuant to a Draft Contribution Agreement (as defined below) to be entered into between the Company and HTCC Delaware.

Following said non-cash contribution, HTCC Delaware will merge with Invitel Sub LLC, a Delaware limited liability company which is wholly owned by the Company (“Invitel Sub LLC”), on the terms and conditions set out in a Merger Agreement (as defined below) entered into among the Company, HTCC Delaware and Invitel Sub LLC (the “Merger”). Invitel Sub LLC will be the surviving company upon completion of the Merger and will subsequently be dissolved, at which point the Company will receive a contribution of all assets and assume all liabilities of Invitel Sub LLC.

WWW.KROMANNREUMERT.COM

COPENHAGEN    ÅRHUS    LONDON    BRUSSELS

1.	DOCUMENTS

For the purpose of this opinion, we have examined the following documents (the “Documents”):

1.1	Registration Statement on Form F-4 dated [dato] filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the reorganization of HTCC Delaware (the “Registration Statement”);

1.2	a merger agreement dated 27 November 2008 entered into between the Company, HTCC Delaware and Invitel Sub LLC (the “Merger Agreement”);

1.3	a draft contribution agreement dated [dato] to be entered into between the Company and HTCC Delaware (the “Draft Contribution Agreement”);

1.4	the Company’s memorandum of association dated 1 July 2008;

1.5	the Company’s articles of association adopted at a general meeting dated [dato] (“Articles of Association”);

1.6	draft minutes of a general meeting of the Company to be held prior to the Merger (“Draft Minutes”);

1.7	draft articles of association of the Company to be adopted at a general meeting prior to or at the time of the Merger (“Draft Articles of Association”);

1.8	a draft report from the board of directors of the Company pursuant to section 33 of the Danish Public Limited Companies Act (the “Companies Act”);

1.9	a draft report from Ernst & Young pursuant to section 33 of the Companies Act,

1.10	a draft statement from the board of directors of the Company pursuant to section 29(2) of the Companies Act;

1.11	a draft statement from Ernst & Young pursuant to section 29(3) of the Companies Act;

1.12	a transcript from the on-line database of the Danish Commerce and Companies Agency relating to the Company dated [dato]; and

1.13	all such other documents and records as we have deemed necessary or appropriate for the purpose of this opinion.

2.	ASSUMPTIONS

In considering the above Documents for the purpose of delivering this opinion, we have assumed:

2.1	that all relevant Documents are within the capacity and powers of, and have been validly authorised, executed and delivered by each party thereto other than the Company;

2.2	that all relevant Documents have been or will be executed in the same form and with the same contents as that examined by us for the purpose of this opinion;

2.3	that if we have examined copies that copies are accurate copies of the originals and that the originals are duly signed;

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2.4	that to the extent we have examined draft documents, the final documents will conform in form and substance with such draft documents,

2.5	that all relevant Documents present a complete, true and fair view of the matters regarding the Company, on which we have been asked to form an opinion;

2.6	the due compliance of all matters with, and validity and binding effect under, such laws other than the laws of Denmark as govern any matter in respect of which we are opining;

2.7	that the Merger will be consummated in accordance with the terms as described in the Merger Agreement and in the Registration Statement and that none of the terms and conditions contained therein will have been waived or modified in any respect prior to the effective date of the Merger; and

2.8	that [the representations made by HTCC Delaware and the Company in the representation letter dated [*] and] any representations made in the Merger Agreement, are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Date].

3.	OPINION

Based on the foregoing assumptions and subject to the qualifications below and in the Registration Statement, we are of the opinion that with respect to Danish law:

3.1	the Company is duly organised and validly existing as a public company (in Danish “Aktieselskab”) with limited liability under the laws of Denmark, has the corporate power and authority to own its property, is capable of suing and being sued;

3.2	the Shares of the Company have been duly authorized, validly issued and are fully paid;

3.3	the New Shares will be duly authorised, validly issued and fully paid upon (i) a general meeting of the Company duly authorising an increase of the Company’s share capital as set out in the Draft Minutes, (ii) the duly and perfected transfer of the Assets and Liabilities to the Company, (iii) the duly execution and delivery of reports from the board of directors of the Company and from Ernst & Young pursuant to section 33 of the Companies Act (see sections [1.8 and 1.9]), (iv) the duly execution and delivery of statements from the board of directors of the Company and Ernst & Young pursuant to section 29()2 and (3) of the Companies Act (see sections [1.10 and 1.11]), (v) due registration of the New Shares with the Danish Commerce and Companies Agency (in Danish “Erhvervs- og Selskabsstyrelsen”) and VP Securities Service (in Danish “Værdipapircentralen”); and

3.4	under the Articles of Association of the Company, the Draft Articles of Association of the Company and the Companies Act, the Shares are, and the New Shares will be, freely transferable and there are no restrictions on subsequent transfers of the Shares and/or the New Shares.

4.	QUALIFICATIONS

This opinion is subject to the following additional qualifications:

4.1	the opinion is based on the on-line transcript from the Danish Commerce and Companies Agency listed in [1.12] above. A transcript from the Danish Commerce and Companies Agency is not conclusive evidence of decisions made by the Company’s general meeting, board of directors and management or petitions filed against the Company as such decisions and petitions may not be registered;

4.2	in rendering this opinion we have relied as to certain matters on information obtained from the Company and other sources reasonably believed by us to be credible;

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4.3	the enforcement of agreements is limited by mandatory provisions of Danish bankruptcy law and other laws relating to or affecting the enforcement of creditors’ rights generally and subject to the effect of general principles of equity and good faith;

4.4	pursuant to the Danish Act on Contracts, a contract term may be modified or set aside if it is adjudged to be unreasonable. Where a party to an agreement is vested with a discretion or may determine a matter in its opinion, Danish law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds and a provision that a certain determination is conclusive and binding will not prevent judicial enquiry into the merits of any claim by an aggrieved party;

4.5	provisions in the Documents providing that certain calculations or certificates will be conclusive and binding (or prima facie evidence) may not be effective, if such calculations or certificates are incorrect and such provisions will not necessarily prevent juridical inquiry into the merits of such calculations or certificates;

4.6	the opinion does not purport to address all Danish legal consequences of the Merger and is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically covered and provides no assurance that the opinion expressed will be accepted by the relevant Danish authorities or, if challenged, by the courts;

4.7	it is limited to matters of the laws of Denmark (excluding Greenland and the Faroe Islands) as in effect and applied on the date of this opinion and we express no opinion with respect to the laws of any other jurisdiction, nor have we made any investigation as to any laws other than the laws of Denmark; and

4.8	Danish courts may request an authorised translation of any document into Danish, in order for the courts to rule on the issues brought before them.

We are qualified to practise law in the Kingdom of Denmark.

This opinion shall be governed by and construed in accordance with Danish law and any legal suit, action or proceeding against us arising out of or based upon this opinion shall be exclusively instituted in a Danish court.

This opinion is issued solely for the benefit of yourself and may not be relied upon or used by any other person or entity without our written consent, however, this opinion may be disclosed in accordance with indispensable legislation and regulation and may be disclosed to the addressee’s legal and other professional advisers acting in their capacities as such without our prior written consent, provided that such disclosure is for information purposes only and none of the persons to whom this opinion is disclosed may rely on this opinion for its own benefit or for that of any other person.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm under the headings “Legal Matters” and “Material Income Tax Consequences of the Reorganization - Material Danish Income Tax Consequences to Stockholders” in the Registration Statement.

Kromann Reumert’s liability for this opinion is limited to a maximum of DKK 50 million in total. Claims can only be raised against Kromann Reumert law firm and not against any partner or employee of Kromann Reumert.

Yours sincerely
Kromann Reumert

Christian Lundgren

SIMPSON THACHER & BARTLETT LLP

DRAFT

[    ], 2009

Hungarian Telephone and Cable Corp.

1201 Third Avenue

Suite 3400

Seattle, WA 98101-3034

Invitel Holdings A/S

[    ]

Ladies and Gentlemen:

We have acted as special United States tax counsel to Hungarian Telephone and Cable Corp., a Delaware corporation (“HTCC Delaware”), and Invitel Holdings A/S, a Danish corporation (“Invitel Denmark”) in connection with the Agreement and Plan of Merger, dated [ ], 2009, (including the exhibits thereto, the “Merger Agreement”), by and among HTCC Delaware, Invitel Denmark, and Invitel Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Invitel Denmark (“MergeCo”), pursuant to which HTCC Delaware shall be merged with and into MergeCo with MergeCo surviving as a wholly-owned subsidiary of Invitel Denmark (the “Merger”) on the terms and conditions set forth therein and pursuant to which each share of HTCC Delaware shall automatically be converted into the right to receive one American depositary share of Invitel Denmark ( an “Invitel Denmark ADS”) representing one ordinary share of Invitel Denmark (an “Invitel Denmark ordinary share”) or, at the election of HTCC Delaware shareholder, Invitel Denmark ordinary shares. The time at which the Merger becomes effective is hereafter referred to as the “Effective Time.” For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement.

We have examined (i) the Merger Agreement, (ii) the registration statement on Form S-4 (Registration No. 333-[ ]) (as amended, the “Registration Statement”) filed by Invitel Denmark with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, and (iii) the representation letter of HTCC Delaware and Invitel Denmark delivered to us for purposes of this opinion (the “Representation Letter”). In addition, we have examined, and relied as to matters of fact upon, originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, agreements, documents and other instruments and made such other inquiries as we have deemed necessary or appropriate to enable us to render the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

In rendering such opinion, we have assumed, with your permission, that (i) the Merger will be effected in accordance with the Merger Agreement, (ii) the statements concerning the Merger set forth in the Merger Agreement and the Registration Statement are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, (iii) the representations made by HTCC Delaware and Invitel Denmark in the Representation Letter are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time and (iv) any representations made in the Merger Agreement or the Representation Letter “to the knowledge of”, or based on the belief of HTCC Delaware and Invitel Denmark or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, in each case without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement.

Our opinion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations, administrative interpretations, and judicial precedents as of the date hereof. If there is any subsequent change in the applicable law or regulations, or if there are subsequently any new applicable administrative or judicial interpretations of the law or regulations, or if there are any changes in the facts or circumstances surrounding the Merger, the opinion expressed herein may become inapplicable.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein and in the Registration Statement, we hereby confirm that the statements set forth under the caption “Material Income Tax Consequences of the Reorganization—Material United States Federal Income Tax Consequences,” to the extent they state matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitute the opinion of Simpson Thacher & Bartlett LLP.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Merger under any state, local or foreign law, or with respect to other areas of United States federal taxation. We do not express any opinion herein concerning any law other than the federal law of the United States.

We hereby consent to the filing of this opinion with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm under the headings “Legal Matters” and “Material Income Tax Consequences of the Reorganization—Material United States Federal Income Tax Consequences” in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

KROMANN REUMERT LAW FIRM

SUNDKROGSGADE 5
DK-2100 COPENHAGEN Ø
DENMARK
Draft 09/01/2009	TEL + 45 70 12 12 11
Invitel Holdings A/S	FAX +45 70 12 13 11
Teglholmsgade 1
2450 København SV

NOT RELEASED - SUBJECT TO REVIEW	CL@KROMANNREUMERT.COM
WWW.KROMANNREUMERT.COM

[ ] 2009
189253 CL/jbu
Doc no: 1717690-1

Dear Sirs,

INVITEL HOLDINGS A/S

We have acted as special Danish tax counsel for Invitel Holdings A/S, company registration no. (CVR) 31 58 62 24, a company organized and existing under the laws of Denmark (the “Company”), in connection with a reorganization of HUNGARIAN TELEPHONE AND CABLE CORP., a Delaware corporation (“HTCC Delaware”), as described in the Registration Statement (as defined below).

The Company has a share capital of EUR [*] divided into [*] shares of EUR 0.01 each (the “Shares”). In connection with the reorganization, the Company will receive a contribution of all assets and all liabilities (the “Assets and Liabilities”) of HTCC Delaware in exchange for newly issued shares of the Company (the “New Shares”) pursuant to a Draft Contribution Agreement (as defined below) to be entered into between the Company and HTCC Delaware.

Following said non-cash contribution, HTCC Delaware will merge with Invitel Sub LLC, a Delaware limited liability company which is wholly owned by the Company (“Invitel Sub LLC”), on the terms and conditions set out in a Merger Agreement (as defined below) entered into among the Company, HTCC Delaware and Invitel Sub LLC (the “Merger”). Invitel Sub LLC will be the surviving company upon completion of the Merger and will subsequently be dissolved, at which point the Company will receive a contribution of all assets and assume all liablities of Invitel Sub LLC.

WWW.KROMANNREUMERT.COM

COPENHAGEN    ÅRHUS    LONDON    BRUSSELS

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1.	DOCUMENTS

For the purpose of this opinion, we have examined the following documents (the “Documents”):

1.1	Registration Statement on Form F-4 dated [dato] filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the reorganization of HTCC Delaware (the “Registration Statement”);

1.2	a merger agreement dated 27 November 2008 entered into between the Company, HTCC Delaware and Invitel Sub LLC (the “Merger Agreement”);

1.3	a draft contribution agreement dated [dato] to be entered into between the Company and HTCC Delaware (the “Draft Contribution Agreement”);

1.4	the Company’s memorandum of association dated 1 July 2008;

1.5	a ruling by SKAT (the Danish Tax Authorities) dated 9 December 2008 named “TDC A/S – Hungarian Telephone and Cable Corp. (U.S.) – Effective Place of management”;

1.6	the Company’s articles of association adopted at a general meeting dated [dato] (“Articles of Association”);

1.7	[a representation letter of HTCC Delaware and the Company dated [*] and delivered to us for the purpose of this opinion]; and

1.8	all such other documents and records as we have deemed necessary or appropriate for the purpose of this opinion.

2.	ASSUMPTIONS

In considering the above Documents for the purpose of delivering this opinion, we have assumed:

2.1	that all relevant Documents are within the capacity and powers of, and have been validly authorised, executed and delivered by each party thereto other than the Company;

2.2	that all relevant Documents have been or will be executed in the same form and with the same contents as that examined by us for the purpose of this opinion;

2.3	that if we have examined copies that copies are accurate copies of the originals and that the originals are duly signed;

2.4	that to the extent we have examined draft documents, the final documents will conform in form and substance with such draft documents,

2.5	that all relevant Documents present a complete, true and fair view of the matters regarding the Company, on which we have been asked to form an opinion;

2.6	the due compliance of all matters with, and validity and binding effect under, such laws other than the laws of Denmark as govern any matter in respect of which we are opining;

2.7	that the Merger will be consummated in accordance with the terms as described in the Merger Agreement and in the Registration Statement and that none of the terms and conditions contained therein will have been waived or modified in any respect prior to the effective date of the Merger; and

2.8	that [the representations made by HTCC Delaware and the Company in the representation letter dated [*] and] any representations made in the Merger Agreement, are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Date].

3.	OPINION

Based on the foregoing assumptions and subject to the qualifications below and in the Registration Statement, we confirm that the statements set forth in the Registration Statement under the heading “Material Income Tax Consequences of the Reorganization - Material Danish Income Tax Consequences to Stockholders”, to the extent they state matters of Danish tax law or legal conclusions with respect thereto, constitute the opinion of Kromann Reumert.

4.	QUALIFICATIONS

This opinion is subject to the following additional qualifications:

4.1	in rendering this opinion we have relied as to certain matters on information obtained from the Company and other sources reasonably believed by us to be credible;

4.2	the opinion is strictly limited to the matters stated and may not be read as extending by implication to any matters not specifically covered and provides no assurance that the position expressed will be accepted by the Danish tax authorities or, if challenged, by the courts. The opinion is based upon the provision of the Danish tax legislation, including statutory and regulatory provisions, as well as pertinent administrative and judicial interpretations, in effect as of the date hereof, and such authorities may be replaced, revoked or modified, possibly retroactively, so as to result in Danish income and other tax consequences different from those discussed in the Registration Statement;

4.3	it is limited to matters of the laws of Denmark (excluding Greenland and the Faroe Islands) as in effect and applied on the date of this opinion and we express no opinion with respect to the laws of any other jurisdiction, nor have we made any investigation as to any laws other than the laws of Denmark; and

4.4	Danish courts may request an authorised translation of any document into Danish, in order for the courts to rule on the issues brought before them.

We are qualified to practise law in the Kingdom of Denmark.

This opinion shall be governed by and construed in accordance with Danish law and any legal suit, action or proceeding against us arising out of or based upon this opinion shall be exclusively instituted in a Danish court.

This opinion is issued solely for the benefit of yourself and may not be relied upon or used by any other person or entity without our written consent, however, this opinion may be disclosed in accordance with indispensable legislation and regulation and may be disclosed to the addressee’s legal and other professional advisers acting in their capacities as such without our prior written consent, provided that such disclosure is for information purposes only and none of the persons to whom this opinion is disclosed may rely on this opinion for its own benefit or for that of any other person.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm under the headings “Legal Matters” and “Material Income Tax Consequences of the Reorganization - Material Danish Income Tax Consequences to Stockholders” in the Registration Statement.

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Kromann Reumert’s liability for this opinion is limited to a maximum of DKK 50 million in total. Claims can only be raised against Kromann Reumert law firm and not against any partner or employee of Kromann Reumert.

Yours sincerely
Kromann Reumert

Arne Møllin Ottosen

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[Draft: (Budapest) January 7, 2009]

RECZICZA WHITE & CASE LLP

[    ], 2009

Hungarian Telephone and Cable Corp.

1201 Third Avenue

Suite 3400

Seattle, WA 98101-3034

Invitel Holdings A/S

[    ]

Ladies and Gentlemen,

Reference is made to the Agreement and Plan of Merger, dated [    ], 2009, (including the exhibits thereto, the “Merger Agreement”), by and among Hungarian Telephone and Cable Corp., a Delaware corporation (“HTCC Delaware”), Invitel Holdings A/S, a Danish corporation (“Invitel Denmark”) and Invitel Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Invitel Denmark (“MergeCo”), pursuant to which HTCC Delaware shall be merged with and into MergeCo with MergeCo surviving as a wholly-owned subsidiary of Invitel Denmark (the “Merger”) on the terms and conditions set forth therein and pursuant to which each share of HTCC Delaware shall automatically be converted into the right to receive one American depositary share of Invitel Denmark representing one ordinary share of Invitel Denmark (an “Invitel Denmark ordinary share”) or, at the election of HTCC Delaware shareholder, one Invitel Denmark ordinary share.

We have acted as special Hungarian tax counsel to HTCC Delaware and Invitel Denmark in connection with the preparation and filing of the registration statement on Form S-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, in connection with the Merger.

This opinion is being furnished to you at your request. We are qualified to practice law in the Republic of Hungary only and accordingly no opinion is expressed herein as to the laws of any jurisdiction other than the Republic of Hungary.

In connection with this opinion we have examined the Registration Statement and such other documents and corporate records as we have deemed necessary or appropriate in order to enable us to render the opinion below. For purposes of this opinion, we have assumed (i) the validity and accuracy of the documents and corporate records that we have examined and the facts and representations concerning the Merger that have come to our attention during our engagement, (ii) the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents, and (iii) that the Merger will be consummated in accordance with the terms as described in the Registration Statement and that none of the terms and conditions contained therein will have been waived or modified in any respect prior to the effective date of the Merger. Our opinion is conditioned upon, among other things, the initial and continuing truth, accuracy, and completeness of the items described above on which we are relying.

Our opinion is based on the applicable provisions of the Hungarian tax legislation, including existing statutory and regulatory provisions, as well as pertinent administrative and judicial interpretations, as of the date hereof that we have considered relevant. If there is any subsequent change in the applicable laws or regulations, or if there are subsequently any new applicable administrative or judicial interpretations of the laws or regulations, or if there are any changes in the facts or circumstances surrounding the Merger, the opinion expressed herein may become inapplicable.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein and in the Registration Statement, we hereby confirm that the statements set forth in the Registration Statement under the caption “Material Income Tax Consequences of the Reorganizations – Material Hungarian Income Tax Consequences to Stockholders,” to the extent they state matters of Hungarian income tax law and regulations or legal conclusions with respect thereto, constitute the opinion of Réczicza White & Case LLP.

This opinion addresses only the matters expressly set forth in this letter, and no other opinion is to be implied or inferred. Further, there can be no assurances that the opinion expressed herein will be accepted by the Hungarian Tax Authority or, if challenged, by a court. The opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any changes (i) in applicable law or (ii) in any fact, information, document, corporate record, covenant, statement, representation, or assumption stated herein that becomes untrue, incorrect, or incomplete.

We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the reference to our firm under the headings “Legal Matters” and “Material Income Tax Consequences of the Reorganization – Material Hungarian Income Tax Consequences to Stockholders” in the Registration Statement.

Very truly yours,

Réczicza White & Case LLP